[Letterhead of Perfect World Co., Ltd.]

October 12, 2012

VIA EDGAR

Barbara Jacobs, Assistant Director

Edwin Kim, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Perfect World Co., Ltd. (the “Company”)

Form 20-F for the Fiscal Year ended December 31, 2011 (the “2011 20-F”)

Filed May 11, 2012 (File No. 001-33587)

Dear Ms. Jacobs, Mr. Kim, Mr. Krikorian and Mr. Rohn:

This letter sets forth the Company’s response to the comments contained in the letter dated October 4, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 20-F. The comments are repeated below and followed by the response thereto.

Item 4. Information on the Company, page 33

1.	In response to prior comment 2, you indicate that your venture capital funding agreement with Tianjin Trendsters Capital and PW Capital Investments Ltd. is not material since your initial commitments represent less than 10% of your net assets or revenues for 2011. Please explain whether Perfect World or the general partners of those funds have the discretion or decision making authority to require Perfect World to commit to additional investments in these venture capital funds. If the decision to require Perfect World to invest up to RMB643.5 million vests with these general partners, it is unclear why your materiality analysis focuses on the initial investment amount. In such a case, it appears these venture capital funding agreement would appear to be material, thus requiring a description of their material terms and the filing of the agreement under Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that the general partner of the fund has the discretion to require Perfect World to commit to additional investments in the venture capital fund. In response to the Staff’s comment, the Company will file the agreement to invest in the venture capital fund as an exhibit to, and provide a description of the material terms of the agreement in, its filings on future Form 20-F filings. In addition, the Company also plans to file a request for confidential treatment of certain narrowly selected confidential information contained in the agreement.

Item 5. Operating and Financial Review and Prospects

Revenues, page 61

2.	We acknowledge your response to prior comment 3, and continue to believe that providing the average number of paying customers and the average revenue per paying customer is relevant information for an investor. We refer you to Instruction 2 of Item 303(a) of Regulation S-K. Any volatility in the metrics can be addressed by discussion and analysis. In this regard, your explanation and analysis of these metrics should contribute to an investors understanding of your business and of your user’s purchasing behavior. Further, it appears that presenting these metrics over a three year period should over time display a trend that would be relevant to an investor. Each data point viewed in aggregate with other data points should be informative. In addition, revenue should be segregated by games that earn the majority of your revenue.

In response to the Staff’s comment, the Company plans to provide the number of active charging accounts and the average revenue per active charging account for its games operated in China under the item-based revenue model in its future Form 20-F filings in the following form:

	For the Year Ended December 31,
	2010	2011	2012
Annual active charging accounts (in thousands) (1)	4,084	3,349	*
Annual average revenue per active charging accounts (in RMB) (2)	423	622	*

(1)	Annual active charging accounts is defined as the aggregate number of accounts for our games operated in China under the item-based revenue model that have been deposited with money at least once during a calendar year.
(2)	Annual average revenue per active charging accounts is calculated by dividing revenues derived from our games operated in China under the item-based revenue model in a year by the number of annual active charging accounts in that year.

*	The Company will provide the corresponding numbers in its future Form 20-F filings.

In addition, the Company respectfully advises the Staff that none of its games contributed a majority of its total revenues. Online game operation revenues from the Company’s top two games operated in China, namely Zhu Xian and Perfect World II, in aggregate contributed 47% and 42% of its total revenues in 2010 and 2011, respectively. In response to the Staff’s comment, the Company plans to revise the risk factor on page 10 of the 2011 20-F regarding its limited number of online games in the Company’s future Form 20-F filings as follows:

As we currently depend on a limited number of online games for substantially all of our revenues and our top two games operated in China in aggregate contributed 47%, 42% and [—]% of our total revenues in 2010, 2011 and 2012, respectively, any adverse developments relating to these games may adversely affect our future results of operations.

We anticipate that our existing MMORPGs and online casual game in operation will continue to account for a substantial majority of our revenues in 2012. Online game operation revenues from our top two games operated in China, namely Zhu Xian and Perfect World II, in aggregate contributed 47%, 42% and [—]% of our total revenues in 2010, 2011 and 2012, respectively. Except for Zhu Xian and Perfect World II, none of the rest of our games operated in any single country individually contributed more than 10% of our total revenues in 2010, 2011 or 2012. Although we currently have a number of new games in pipeline, and will target to develop and launch more games in the future, we cannot guarantee you that we will be able to successfully develop, launch and operate any of these new games. Neither can we guarantee you that we will be able to maintain the popularity of our top games or that our new games would generate sufficient revenues to replace these top games should they approach the end of their respective life cycles.

Accordingly, any of the following could materially and adversely affect our business, financial condition and results of operations:

•	failure by us to make quality upgrades, expansion packs, enhancements or improvements to the existing games in a timely manner;

•	any reduction in or failure to grow the player base of these existing games, any decrease in their popularity in the market due to intensifying competition or other factors;

•	any decrease in or failure to grow the amount of revenues generated from the existing games; or

•

any breach of game-related software security, prolonged server interruption due to network failures, hacking activities or other factors or any other adverse developments relating to our existing games.

Item 7. Major Shareholders and Related Party Transactions, page 98

3.	Please identify Messrs. Yunfan Zhang and Liang Tian, who were shareholders of Zhizhu Network, as receiving loans from your chief executive officer Mr. Michael Yufeng Chi from 2008 through 2010.

In response to the Staff’s comment, the Company plans to revise the disclosure on page 101 of the 2011 20-F as follows in its future Form 20-F filings:

Prior to Perfect World’s investment in Zhizhu Network, Mr. Michael Yufeng Chi provided interest free personal loans to shareholders of Zhizhu Networks which were largely used by the shareholders of Zhizhu Network to fund Zhizhu Network’s operations and were settled by the end of February 2012. The total amount of cash that Mr. Michael Yufeng Chi remitted to the shareholders of Zhizhu Network between 2008 and 2010 was RMB20.98 million, with a substantial majority of them remitted to Mr. Yunfan Zhang, a shareholder of Zhizhu Network, and the remaining to Mr. Liang Tian, a then shareholder of Zhizhu Network who no longer holds any equity interest in Zhizhu Network, and to Zhizhu Network directly as instructed by Mr. Yunfan Zhang.

*        *        *         *

If you have any additional questions or comments regarding the 2011 20-F, please contact the undersigned at (86 10) 5780-5700 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (+852) 3740-4850.

Very truly yours,

/s/ Kelvin Wing Kee Lau
Kelvin Wing Kee Lau
Chief Financial Officer

cc:	Michael Yufeng Chi, Chairman and Chief Executive Officer, Perfect World Co., Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Geoffrey Wang, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Beijing

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